Filed pursuant to Rule 433

Registration No. 333-250117

Issuer Free Writing Prospectus, dated November 18, 2020

Relating to Preliminary Prospectus Supplements dated November 16, 2020 to Prospectus dated November 16, 2020

PRICING TERM SHEET

November 17, 2020

Pinduoduo Inc.

Offerings of

28,700,000 American depositary shares
US$1,750,000,000 0.00% Convertible Senior Notes due 2025
convertible into American depositary shares,
each currently representing four Class A ordinary shares

Pinduoduo Inc., or the Company, we or us, has filed (i) a registration statement on Form F-3 (Registration No. 333-250117), including a prospectus dated November 16, 2020, (ii) a preliminary prospectus supplement, dated November 16, 2020 (the “Equity Preliminary Prospectus Supplement”) in connection with an offering of American depositary shares (“ADS”) (the “ADS Offering”), and (iii) a preliminary prospectus supplement, dated November 16, 2020 (the “Convertible Notes Preliminary Prospectus Supplement”) in connection with an offering of convertible senior notes (the “Convertible Notes Offering”), with the Securities and Exchange Commission (the “SEC”) for the offerings to which this free writing prospectus relates. The information in this pricing term sheet supplements the Equity Preliminary Prospectus Supplement, the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, and supersedes the information in the Equity Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, to the extent inconsistent with the information in the Equity Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, respectively. Before you invest, you should read the prospectus included in the registration statement, the Equity Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement (as applicable), and the documents incorporated by reference in the registration statement and other documents the Company has filed with the SEC for more complete information about us and the respective offering. Terms used herein but not defined herein shall have the respective meanings as set forth in the Equity Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, respectively. All references to dollar amounts are references to U.S. dollars.

ADS Offering
Issuer:	Pinduoduo Inc. (“Pinduoduo”)
Securities:

28,700,000 ADSs, each representing four Class A ordinary shares, par value US$0.000005 per share, of Pinduoduo Inc. (or 33,005,000 ADS if the underwriters exercise their option to purchase additional ADSs in full).

Ticker / Exchange:	PDD / The Nasdaq Global Select Market (“Nasdaq”).
Last Reported Sale Price per ADS on November 17, 2020:	US$132.37 per ADS, each representing as of the date of this pricing term sheet four Class A ordinary shares of Pinduoduo, par value US$0.000005 per share.
Public Offering Price per ADS:	US$125.00
Underwriting Discount:	US$1.625 per ADS
Trade Date:	November 18, 2020

Settlement Date:	T+2; November 20, 2020
Use of Proceeds:

Pinduoduo estimates that it will receive net proceeds from the ADS Offering of US$3,540.9 million or US$4,072.0 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and estimated offering expenses payable by Pinduoduo.

Pinduoduo expects to use the net proceeds from the ADS Offering and the concurrent Convertible Notes Offering to further strengthen its balance sheet, providing it flexibility to fund its growth strategies that may include: expansion of its business operations, development of technology infrastructure, strategic investments in its supply chains and ecosystem, and future acquisitions and partnerships.

The foregoing represents Pinduoduo’s current intentions to use and allocate the net proceeds from the ADS Offering and the concurrent Convertible Notes Offering based upon Pinduoduo’s present plans and business conditions. Pinduoduo’s management, however, will have significant flexibility and discretion to apply these net proceeds. If an unforeseen event occurs or business conditions change, Pinduoduo may use these proceeds differently than as described above. To the extent that a certain portion or all of the net proceeds Pinduoduo receives from the ADS Offering and the concurrent Convertible Notes Offering are not immediately applied for the above purposes, Pinduoduo plans to invest the net proceeds in short-term, investment grade, interest-bearing instruments or hold them as cash.

Underwriters:	Goldman Sachs (Asia) L.L.C. BofA Securities, Inc. China Renaissance Securities (Hong Kong) Limited
CUSIP / ISIN:	CUSIP: 722304102 ISIN: US7223041028

Convertible Notes Offering

Issuer:	Pinduoduo Inc. (“Pinduoduo”)
Ticker / Exchange:	PDD / The Nasdaq Global Select Market (“Nasdaq”).
Securities:	0.00% Convertible Senior Notes due 2025 (the “Notes”).
Aggregate Principal Amount Offered:	US$1,750,000,000 plus up to an additional US$250,000,000 principal amount of the Notes pursuant to the over-allotment option of the underwriters of the Convertible Notes Offering.
Issue Price:	100.00% of principal amount per Note, plus accrued interest from, and including, November 20, 2020.
Underwriting Discount:

1.10% of the principal amount of the Notes, and US$19,250,000 in the aggregate (or US$22,000,000 in the aggregate, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option).

No Regular Interest; Special Interest

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

Pinduoduo will pay special interest, if any, at its election as the sole remedy relating to Pinduoduo’s failure to comply with its reporting obligations as described under “Description of the Notes—Events of Default” in the Convertible Notes Preliminary Prospectus Supplement. References in the Convertible Notes Preliminary Prospectus Supplement to “additional interest” shall be substituted with references to “special interest” as the context requires.

Special interest, if any, will be payable semiannually in arrears on June 1 and December 1 of each year, commencing on June 1, 2021.

Nasdaq Last Reported Sale Price per ADS on November 17, 2020	US$132.37 per ADS, each representing as of the date of this pricing term sheet four Class A ordinary shares of Pinduoduo, par value US$0.000005 per share.
Conversion Premium:	Approximately 52.50% above the Public Offering Price per ADS in the ADS Offering.
Initial Conversion Price:	Approximately US$190.63 per ADS.
Initial Conversion Rate:	5.2459 ADSs per US$1,000 principal amount of the Notes.
Settlement Upon Conversion:	Conversions will be settled in cash, ADSs or a combination of cash and ADSs, at Pinduoduo’s election.
Maturity date:	December 1, 2025, unless earlier repurchased, redeemed or converted.
Underwriters:	Goldman Sachs (Asia) L.L.C. BofA Securities, Inc. China Renaissance Securities (Hong Kong) Limited
Trade Date:	November 18, 2020
Settlement Date:	November 20, 2020
CUSIP / ISIN:	CUSIP: 722304 AC6 ISIN: US722304AC65
Use of Proceeds:

Pinduoduo estimates that it will receive net proceeds from the Convertibles Notes Offering of approximately US$1,730.8 million or approximately US$1,978.0 million if the underwriters exercise their option to purchase additional notes in full, after deducting the underwriting discounts and estimated offering expenses payable by Pinduoduo.

Pinduoduo expects to use the net proceeds from the Convertibles Notes Offering and the concurrent ADS Offering to further strengthen its balance sheet, providing it flexibility to fund its growth strategies that may include: expansion of its business operations, development of technology infrastructure, strategic investments in its supply chains and ecosystem, and future acquisitions and partnerships.

The foregoing represents Pinduoduo’s current intentions to use and allocate the net proceeds from the Convertibles Notes Offering and the concurrent ADS Offering based upon Pinduoduo’s present plans and business conditions. Pinduoduo’s management, however, will have significant flexibility and discretion to apply these net proceeds. If an unforeseen event occurs or business conditions change, Pinduoduo may use these proceeds differently than as described above. To the extent that a certain portion or all of the net proceeds Pinduoduo receives from the Convertibles Notes Offering and the concurrent ADS Offering are not immediately applied for the above purposes, Pinduoduo plans to invest the net proceeds in short-term, investment grade, interest bearing instruments or hold them as cash.

Repurchase of the Notes by Pinduoduo at the Option of the Holder:

Holders of the Notes have the right to require Pinduoduo to repurchase for cash all or part of their Notes on December 1, 2023 (the “Repurchase Date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the Repurchase Date.

Optional Redemption for Changes in the Tax Laws of the Relevant Jurisdiction:

If Pinduoduo has, or on the next special interest payment date would, become obligated to pay to the holder of any Note any additional amounts as a result of (i) any change or amendment on or after the date hereof or, in the case of a successor, after the date such successor assumes all of Pinduoduo’s obligations under the Notes and the indenture, or in the case of a jurisdiction that becomes a relevant taxing jurisdiction on a date that is after the date hereof, after such date upon which such jurisdiction becomes a relevant taxing jurisdiction, in the laws or any rules or regulations of a relevant taxing jurisdiction, or (ii) any change on or after the date hereof or, in the case of a successor, after the date such successor assumes all of Pinduoduo’s obligations under the Notes, the base indenture and supplemental indenture, or in the case of a jurisdiction that becomes a relevant taxing jurisdiction on a date that is after the date hereof, after such date upon which such jurisdiction becomes a relevant taxing jurisdiction, that is publicly announced and becomes effective on or after the date hereof, in an interpretation, administration or application of such laws, rules or regulations by any legislative body, court, governmental agency, taxing authority or regulatory or administrative authority of such relevant taxing jurisdiction (including the enactment of any legislation and the announcement or publication of any judicial decision or regulatory or administrative interpretation or determination), as further described under “Description of the Notes—Optional Redemption for Changes in the Tax Laws of the Relevant Taxing Jurisdiction” in the Convertible Notes Preliminary Prospectus Supplement, Pinduoduo may, at its option, redeem all but not part of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the tax redemption date falls after a record date for special interest but on or prior to the relevant special interest payment date to which such record date relates, in which case Pinduoduo will instead pay on the special interest payment date the full amount of accrued and unpaid special interest, if any, to the holder of record on such record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed) and any additional amounts with respect to such redemption price.

Upon Pinduoduo’s giving a notice of redemption, a holder may elect not to have its Notes redeemed, in which case such holder would not be entitled to receive the additional amounts due as a result of such change in tax law referred to in “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement after the redemption date.

Optional Redemption:

Pinduoduo may not redeem the Notes prior to December 6, 2023, except under the circumstances described above. On or after December 6, 2023, Pinduoduo may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Pinduoduo provides notice of redemption  and (ii) the trading day immediately preceding the date Pinduoduo sends such notice. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the optional redemption date (unless the optional redemption date falls after a record date for special interest but on or prior to the immediately succeeding special interest payment date, in which case Pinduoduo will pay on the relevant special interest payment date the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed). See “Description of Notes—Optional Redemption by Us” in the Convertible Notes Preliminary Prospectus Supplement.

Fundamental Change:

If Pinduoduo undergoes a “fundamental change” (as defined under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Convertible Notes Preliminary Prospectus Supplement), subject to certain conditions, holders may require Pinduoduo to repurchase for cash all or part of their Notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date falls after a record date for special interest but on or prior to the relevant special interest payment date to which such record date relates, in which case Pinduoduo will instead pay on the special interest payment date the full amount of accrued and unpaid special interest, if any, to the holder of record on such record date, and the fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased).

Additional Amounts:

All payments and deliveries made by, or on behalf of, Pinduoduo or any successor to Pinduoduo under or with respect to the Notes, including payments of principal (including, if applicable, the redemption price, the repurchase price and the fundamental change repurchase price), payments of special interest and payments of cash and/or deliveries of ADSs (together with payments of cash for any fractional ADS) upon conversion, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which Pinduoduo or any successor is, for tax purposes, organized or resident or doing business or through which payment is made or deemed made, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, Pinduoduo will pay to the holder of each Note such additional amounts as may be necessary to ensure that the net amount received by the holders of the Notes after such withholding or deduction (and after deducting any taxes on the additional amounts) will equal the amounts that would have been received by such holders had no such withholding or deduction been required, subject to certain exceptions set forth under “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement.

Adjustment to ADSs Delivered upon Conversion upon a Make-Whole Fundamental Change or Pinduoduo’s Election to Redeem the Notes for Changes in Tax Laws or at its Option:

The following table sets forth the number of additional ADSs to be received per US$1,000 principal amount of Notes that are converted in connection with (i) a “make-whole fundamental change” as described in the Convertible Notes Preliminary Prospectus Supplement based on the ADS price and effective date of the make-whole fundamental change or (ii) Pinduoduo’s election to redeem the Notes for changes in tax laws or to redeem the Notes at its option as if the applicable redemption reference date were the “effective date” and the applicable redemption reference price were the “ADS price”, as described in the Convertible Notes Preliminary Prospectus Supplement:

	ADS price
Effective date	$125.00	$150.00	$190.63	$225.00	$247.81	$300.00	$350.00	$400.00	$450.00	$500.00	$600.00	$700.00
November 20, 2020	2.7541	1.9285	1.1496	0.7748	0.6060	0.3583	0.2238	0.1425	0.0915	0.0587	0.0228	0.0072
December 1, 2021	2.7541	1.9035	1.0814	0.7004	0.5340	0.2979	0.1759	0.1056	0.0634	0.0376	0.0117	0.0022
December 1, 2022	2.7541	1.8311	0.9714	0.5960	0.4387	0.2257	0.1227	0.0671	0.0361	0.0186	0.0034	0.0000
December 1, 2023	2.7541	1.6287	0.8145	0.4648	0.3238	0.1446	0.0673	0.0306	0.0129	0.0045	0.0000	0.0000
December 1, 2024	2.7541	1.5227	0.6221	0.2875	0.1724	0.0537	0.0166	0.0041	0.0004	0.0000	0.0000	0.0000
December 1, 2025	2.7541	1.4207	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact ADS prices and effective dates may not be set forth in the table above, in which case:

•                                         If the ADS price is between two ADS prices in the table or the effective date is between two effective dates in the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower ADS prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                                         If the ADS price is greater than US$700.00 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above), no additional ADSs will be added to the conversion rate.

•                                         If the ADS price is less than US$125.00 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above), no additional ADSs will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per US$1,000 principal amount of the Notes exceed 8 (eight) ADSs, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

Pinduoduo has filed a registration statement (including a prospectus), the Equity Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the respective offerings to which this communication relates. Before you invest, you should read the Equity Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents Pinduoduo has filed with the SEC for more complete information about Pinduoduo and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Pinduoduo, any Underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (866-471-2526); BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at: dg.prospectus_requests@bofa.com.

The information in this pricing term sheet is not a complete description of the ADSs, the ADS Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Equity Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement (as applicable) and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the ADSs or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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